

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2014

Via E-mail
Jenniffer D. Deckard
President and Chief Executive Officer
FML Holdings, Inc.
8834 Mayfield Road
Chesterland, Ohio 44026

> **Re:** **FML Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 11, 2014**
> **CIK No. 0001010858**

Dear Ms. Deckard:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been

provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas not previously commented on.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

4. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations (Securities Act Forms) for guidance.

5. Please provide support for your factual assertions throughout the prospectus, citing to the source(s) of such information and providing copies supplementally. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate part of the prospectus. For example purposes only, we note the following statements:

    - "[W]e were the second largest supplier of raw frac sand, and the largest supplier of resin coated sand in 2013 based on our production capacity and coating capacity, respectively," page 3

    - "[I]n recent years, oilfield service companies have increasingly sought proppant suppliers with logistics capabilities to deliver product in-basin," page 3

    - "Our field data indicates that high quality resin coated proppants enhance oil and gas reservoir conductivity compared to raw sand and are a cost-effective alternative to lightweight ceramic proppants," page 5

    - "In recent months, individual wells have been completed with more than 6,000 tons of proppant…," page 5

    - "U.S. demand for all proppants has increased rapidly, growing at an average annual rate of 26% from 2008 to 2013," page 6

6. Please revise to define or briefly describe the following terms such that an investor who is unfamiliar with the sand-based proppant industry can understand what you mean. Alternatively, please revise your glossary of terms to include, at least, the following:
    - polymer breaking, page 2
    - captive terminal, page 3
    - sold in-basin, page 3
    - transloading capacity, page 4
    - downhole completions, page 5

- md-FT, page 73

- mine horizon, page 81

Industry and Market Data, page ii

7.   We note the sentence on page ii that "Although we believe these third-party sources are reliable as of their respective dates, neither we, the selling stockholders nor the underwriters have independently verified the accuracy or completeness of this information." Please remove this statement as it implies that you are not responsible for the accuracy of the information you elect to include in your prospectus. In addition, please add a sentence confirming that the company is responsible for all of the disclosure in the prospectus.

Prospectus Summary, page 1

Our Company, page 1

8.   We note your statement on page 2 reporting your compound annual growth rate and average adjusted EBITDA margins since 2004. In order to balance your disclosure, please revise to add your compound annual growth rate, net income and average adjusted EBITDA margin for the fiscal years covered by your financial statements.

Our Competitive Strengths, page 2

9.   We note your paragraph heading which reads "Leading Proppant Producer." Please revise to clarify whether you are the leading proppant producer or considered to among a group of leading proppant producers.

The Offering , page 8

10.   You disclose here that all financial information has been restated to give effect to a stock split that will take effect prior to the closing of the offering. Please revise to be more specific with respect to the exact timing of the stock split and note that you may only give retroactive effect to the stock split in the financial statements and other financial data if the split occurs at or prior to the effective date of the offering. If the stock split occurs after the effective date, you may only reflect it in pro forma information. Please advise.

Risk Factors, page 12

Our business may suffer if we lose, or are unable to attract and retain, key personnel, page 21

11.   Please clarify whether you have entered into any employment agreements with your named executive officers. We note that you have not filed any such agreements as exhibits.

Risks Related to This Offering and Ownership of Our Common Stock, page 26

12.   If American Securities will own a significant portion of your shares after the completion of the offering, please add a risk factor which describes the disproportionate influence American Securities may exert over your operations as a result of its holdings. Alternatively, please explain to us why this is not a material risk to investors.   If you will be considered a "controlled" company under the New York Stock Exchange rules, please disclose and describe what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees.

Use of Proceeds, page 34

13.   We note your disclosure that if the net proceeds from the offering decreases, you intend to reduce the amount repaid under your revolving credit facility and terms loans. Please revise to state, in such a situation, the order in which your facility and terms loans would be repaid or, if true, state that the reduction in payments will be proportional to the amount owed on each loan.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Recent Trends and Outlook, page 41

14.   We note your disclosure that a recent shift away from natural gas production has negatively affected the demand for your more expensive resin coated proppants, while at the same time companies have found improved well production through the use of greater quantities of non-resin coated products per well. Please clarify the effect this trend will have on your results of operations. For example, do you expect increased revenues but decreasing margins percentages?

Acquisitions, page 42

15.   We note that under the terms of your acquisition agreement with SSP LLC, you are required to make contingent payments based on your sales of Propel SSP or products using similar technology for five years commencing on October 1, 2015. We also note that the total of all contingency payments must amount to $195 million or the former owners of SSP LLC will have right to reacquire 80% of its ownership. Please file this agreement under Item 601(b)(10) of Regulation S-K or explain why the agreement is not material to investors.

How we generate our sales, page 43

16.   We note your disclosure that the majority of your product is sold through your network of terminals at selling prices set by local market dynamics. We also note your disclosure on page 43 that your proppant supply contracts typically include market pricing mechanisms and your disclosure on page 3 that your captive terminals position you to capture incremental spot demand at the terminal site. Please expand your disclosure regarding your selling practices and how the prices for your product are determined. For example, please clarify whether you typically sell using long-term contractual arrangements or supply customers with product on an as-needed basis. Also, please clarify, generally, how the contractual pricing mechanisms work. For example we note that your supply agreement with FTSI includes a stated minimum purchase amount to be sold at a fixed price.

How We Evaluate Our Business, page 44

17.   We note your presentation within this section of various measures which management uses to assess your financial performance. To the extent that discussion is not provided in your Results of Operations, please revise to provide a discussion of the period-on-period changes in these key performance indicators for the periods covered by the MD&A. For example, you should discuss the primary factors which led to a decline in your Adjusted EBITDA from 2012 to 2013. For guidance, please refer to Section III.B.1 of SEC Release No. 33-8350.

18.   Also, given that your average realized selling price appears to be a key performance indicator, please provide your average realized selling price over the covered periods.

Results of Operations, page 45

19.   We note that for each of the covered periods, and in all of your reportable segments, segment contribution margin as a percentage of revenues fell. Please revise to address this trend or tell us why this trend is not material to investors. Please refer to Section III.B.3 of SEC Release No. 33-8350.

Net Cash Used in Investing Activities, page 51

20.   We note that your anticipated capital expenditures for 2014 are $150 million whereas they were $111.5 million in 2013. Please revise to briefly explain the reason for the anticipated increase.

Business, page 68

Fairmount Santrol Proppants vs. Closure Pressure, page 75

21.   Please revise the graphic on page 75 to state the cutoff crush percentage which was used to calculate the usefulness of your various products at different closure pressures.

Our Customers, page 76

22.   We note your disclosure on page 58 that your top two proppant customers, Halliburton and FTSI, accounted for approximately 30% of your sales. Please identify these customers within this section. See Item 101(c)(1)(vii) of Regulation S-K. Also, file the agreements governing your relationship with these customers pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please explain why the agreement should not be filed.

Summary of Reserves, page 78

23.   Proven and/or probable reserves are disclosed for your Wedron, Maiden Rock, Bay City, and Voca properties. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 418(a) and (b) of Regulation C. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b) of Regulation C.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer, at (202) 551-3718.

24.   Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

25.   We note the reserve totals tabulated in your filing do not agree with the amount of proven reserves stated. Please review this sum and correct as necessary.

Competition, page 89

26.   We note your risk factor disclosure on page 15 that certain of your large competitors may have greater financial and other resources than you do. Please revise this section to provide all of the information required by Item 101(c)(1)(x) including your competitive position in the industry.

Intellectual Property, page 89

27.   We note your risk factor on page 14 that you rely on trade secrets and patents. Within this section, please clarify the duration of your patents for your products to the extent such information would be material to investors or advise. See Item 101(c)(1)(iv) of Regulation S-K.

28.   Also, please describe how you own the intellectual property for your various other brands, including, for example, HyperProp and CoolSet.

Management, page 95

29.   For each of your directors and named executive officers please clarify principal
        occupations or position of employment during the last five years and the dates such
        positions were held. For example only, Mr. Nagel's position of employment is unclear
        from 2010 through June 2011. Also, for your directors, please clarify the specific
        experience, qualifications, attributes or skills that led to the conclusion that the person
        should serve as a director for the registrant. See Item 401(e) of Regulation S-K.

Executive Compensation, page 99

2013 Summary Compensation Table, page 99

30.   Please describe how the amounts of option awards to the named executive officers were
        determined. See Item 402(o)(1) of Regulation S-K.

Annual Bonus, page 100

31.   Please revise to provide an example of a sustainable development objective that was
        defined by a sustainable development team and used to calculate the total sustainable
        development performance percentage.

Principal and Selling Stockholders, page 109

32.   We note that your prospectus cover page disclosure that your selling shareholders are
        providing the underwriters the option to purchase additional shares of common stock for
        30 days after the date of the prospectus. Please revise your table to include a column
        demonstrating the number and percentage of beneficial ownership of your shareholders if
        the underwriters exercise the overallotment option.

33.   Please footnote your table to disclose the natural person or persons which have the voting
        or investment power with respect to the shares beneficially owned by ASP FML
        Holdings, LLC.

Certain Relationships and Related Party Transactions, page 110

34.   As applicable, please provide the information required by Item 404(a) of Regulation S-K
        and Instruction 1 to Item 404 for the transactions with related parties described in the
        footnotes to your financial statements.

Description of Capital Stock, page 111

35.   We note your statement that the shares of common stock to be issued upon completion of
        this offering will be fully paid and non-assessable. Please revise to remove this statement
        or attribute it to counsel.

Financial Statements, page F-1

36.   Please update your financial statements as necessary.

Notes to Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-8

Property, Plant and Equipment, page F-10

37.   Please tell us and revise to clarify the meaning of "tons mined" with respect to the estimated service lives of mineral reserves.

8. Acquisitions, page F-17

38.   We note that you purchased certain assets and assumed certain liabilities from FTS International Services, LLC ("FTSI") and affiliates on September 6, 2013 for a total consideration of $348.0 million. Tell us how and where you have complied with the contents of the letter dated May 20, 2014 issued by the Division of Corporation Finance's Chief Accountant's Office concerning the acquisition of the FTSI Proppant Assets.

Undertakings, page II-5

39.   Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus that may be filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. Please refer to Question 229.01 of our Compliance and Disclosure Interpretations (Securities Act Rules) for guidance.

Exhibits

40.   We note that many of your exhibits including your legality opinion will be filed by amendment. Please note we will need adequate time to review your exhibits prior to the effectiveness of the registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Joanna Lam at (202) 551-3476 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Alan Beck
        Vinson & Elkins LLP